Intuit Inc.
2700 Coast Ave.
Mountain View, CA 94043
April 8, 2009
Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
                 cc: Patrick Gilmore — Staff Accountant

Re:	Intuit Inc.
Form 10-Q for the Quarterly Period Ended October 31, 2008
Filed December 4, 2008
SEC File No. 000-21180
Dear Ms. Collins:
We submit this letter in response to oral comments from the staff of the Securities and Exchange Commission (the “Staff”), provided in a telephone conversation on March 26, 2009 among Patrick Gilmore and Stephanie Hunsinger, members of the SEC Staff, and Jeff Hank, Vice President, Corporate Controller of Intuit Inc. (the “Company”).
In the telephone conversation, the Staff requested that the Company provide further detail regarding the assumptions used to calculate the fair value of auction rate securities. In response to the Staff’s questions, we provide the following response:
The model we used in the valuation of our auction rate securities as of October 31, 2008 and January 31, 2009 assumed a constant yield for the estimated life of the securities as a proxy for future interest rates. We have refined our model to calculate projected interest income using our best estimate of interest rates in the future. Based on our revised calculations, changing this assumption does not provide values that are materially different from the values disclosed in our financial statements filed with our quarterly reports on Form 10-Q for the periods ended October 31, 2008 and January 31, 2009.
     In future public filings with the Commission, we will use projected future interest rates in our cash flow model and disclose this accordingly.

* * * * * * * *
     We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please contact Jeff Hank, Vice President, Corporate Controller, at (650) 944-3891 or Tyler Cozzens, Deputy General Counsel, at (650) 944-5574. The mailing address of Intuit is 2700 Coast Avenue, Mountain View, CA 94043.

Very truly yours, Intuit Inc.
/s/ Jeffrey P. Hank
Jeffrey P. Hank
Vice President, Corporate Controller